Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

September 3, 2015

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith Gregory

RE:	FlexShares® Trust (the “Trust” or “Registrant”)

Post-Effective Amendment Nos. 54 and 55 to Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Mr. Gregory:

The following responds to the comments that you provided to us by telephone on July 28, 2015 and the revised comments on August 13, 2015 regarding the above-referenced post-effective amendments to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendments”). The Post-Effective Amendments were filed to register shares of two new portfolios of the Trust: FlexShares® Credit-Scored US Long Corporate Bond Index Fund (“Corporate Bond Fund”) and FlexShares US Quality Large Cap Index Fund (the “Large Cap Fund”). We appreciate the time and attention taken to review the Post-Effective Amendments.

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to the Trust’s disclosure discussed below is reflected in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”) filed today.

General

1.	Comment: Please provide Tandy representations.

Response: A letter with the Tandy representations has been separately filed as correspondence.

2.	Comment: Please update and complete all missing information in the prospectus and SAI for each Fund.

Response: The disclosure has been updated and completed and is reflected in the Amendment.

Prospectus

Summary Section - Fee Table (both Funds)

3.	Comment: In footnote 1 to the Fee Table please remove all disclosure except the last sentence because it is not required or permitted by Form N-1A.

Response: All disclosure in footnote 1 except the last sentence has been moved to the paragraph above the Fee Table.

4.	Comment: Please supplementally confirm that the expense reimbursement will extend for at least one year from effective date of the Registration Statement.

Response: The Registrant so confirms.

Summary Section - Principal Investment Strategies (Large Cap Fund)

5.	Comment: The Underlying Index methodology and inclusion criteria are described using complex terms and industry jargon. Please revise for plain English. For example, please review the following: positive momentum; low valuation, float-adjusted capitalization, value and momentum factors, fundamental factors, return variability, and yield.

Response: The Registrant has reviewed the disclosure regarding the Underlying Index methodology and inclusion criteria and revised and clarified the disclosure as appropriate. In this regard, the Registrant notes that, in light of the complexity of the Fund’s Underlying Index, it is not possible to provide accurate and complete disclosure regarding the Underlying Index without also using some technical terms.

6.	Comment: Please clarify if the Underlying Index inclusion criteria are based upon both fundamental and quality factors. If not, please consider referring only to “quality factors” to avoid investor confusion.

Response: The disclosure has been clarified to reflect that the Underlying Index inclusion criteria are based upon quality factors. The reference to fundamental factors has been removed.

7.	Comment: In the last sentence of the first paragraph please consider briefly indicating what “other factors” will cause the composition of Underlying Index to change over time.

Response: The Registrant believes that a discussion of all of the factors that will cause the composition of the Underlying Index to change over time is not required in the summary prospectus. The Registrant notes that additional description of the Underlying Index methodology is included in each Fund’s SAI. The disclosure has been revised as follows:

“The composition of the Underlying Index may change over time.”

Summary Section - Principal Investment Strategies (Both Funds)

8.	Comment: Please specify the purposes for which the derivatives in the Fund will be used other than tracking the Underlying Index, if any. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). In addition, please disclose as Item 9 information how futures contracts and options on futures contracts will be used to track the Underlying Index as it uses a complex methodology as opposed to a simple broad-based index such as the S&P 500.

Response: Derivatives in a Fund will be used only in furtherance of its investment objective, which is to seek investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index. The disclosure included as Item 9 information currently states that the Fund may use derivatives to help it track its Underlying Index. It also states that futures contracts and options will be used to simulate full investment in the Underlying Index, to facilitate trading or to reduce transaction costs. The Registrant does not believe that additional disclosure is necessary regarding the specific techniques used by the Fund’s portfolio managers.

9.	Comment: Please disclose in a prominent place in the Prospectus that the Underlying Index is sponsored and created by an Index Provider who is affiliated with the adviser. See Northern Trust Investments Inc., et al., Form 40-App/A File No. 812-14289 (July 24, 2014) at 37, stating that “the Prospectus for each Self-Indexing Fund will prominently disclose that the Affiliated Indexes are created and sponsored by an affiliated person of the Adviser.”See Investment Company Act Rel. Nos. 31264 (Oct. 20, 2014) (order); 31299 (Sept. 24, 2014) (notice). We note that the disclosure at the back of the prospectus states only that NTI is the index provider of the Northern Trust index and also serves as the investment adviser of the Fund. Please make a conforming change in the prospectus disclosure for the other self-indexing funds offered by the Trust.

Response: The Registrant believes that it is in compliance with its exemptive order. The Registrant’s above-referenced exemptive application states at 37 that “[t]he Prospectus for each Self-Indexing Fund will prominently disclose that the Affiliated Indexes are created and sponsored by the Adviser or an affiliated person of the Adviser.” The disclosure in the summary section describing each Fund’s principal investment strategies includes disclosure that NTI is the Index Provider of the Fund’s Underlying Index and as such determines the composition and relative weightings of the securities in the Underlying Index. In response to this comment, the following disclosure has been added to the summary of principal investment strategies section of the Prospectus for each Fund:

“The Underlying Index is created and sponsored by NTI, as the Index Provider. NTI also serves as the investment adviser to the Fund.”

This disclosure also will be added to the summary sections of the prospectuses for the other self-indexing funds offered by the Trust the next time the prospectuses are amended.

Summary Section - Principal Risks (Both Funds)

10.	Comment: If appropriate, please update the disclosure to include all industries in which the Fund and the Underlying Index may be concentrated including separate risk factors. Separate risk paragraphs may assist investors in identifying the principal risks associated with the Fund. In the alternative, consider describing such industries in the Concentration Risk factor, except to the extent of complexity or length.

Response: The disclosure has been updated as appropriate.

11.	Comment: Please tailor derivatives risk disclosure to investments in futures contracts and options on futures as these are the derivatives described in the Fund’s principal strategy See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The disclosure has been revised as requested.

12.	Comment: Please consider adding the following Authorized Participant Concentration Risk:

“The Fund has a limited number of financial institutions that may act as Authorized Participants (APs). To the extent that these APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in these cases, Shares may trade like closed end fund shares at a discount to NAV and possibly face delisting.”

Response: The Registrant respectfully declines to add Authorized Participant Concentration Risk in the prospectus because each Fund invests only in U.S. securities. U.S. securities pose less risk of AP concentration than non-U.S. securities.

Fund Performance (Both Funds)

13.	Comment: Please supplementally disclose the proposed broad-based securities index to be used by the Fund in the risk/return bar chart and table. We note that the Fund may not use a proprietary index created by an affiliated index sponsor as its broad-based securities index unless that index is widely recognized and used. See Item 4(b)(12) and item 27(b)(7) Inst. 5 of Form N-1A.

Response: The Registrant currently expects to use the S&P 500 Index and Barclays Long U.S. Corporate Total Return Index as the broad-based securities indexes in the risk/return bar chart and table of the Large Cap Fund and Corporate Bond Fund, respectively.

Additional Fund Information - Additional Information About the Fund’s Investments and Principal Risks (Both Funds)

14.	Comment: In the section regarding “Derivatives Risk – Futures contracts and options on futures contracts,” the disclosure indicates that futures contracts and options on futures contracts will be used to simulate full investment in the Underlying Index, to facilitate trading or to reduce transaction costs. Please clarify the meaning of this statement. If significant, please include such disclosure in summary section.

Response: The disclosure has been reviewed and the Registrant does not believe additional disclosure is necessary. Please see response to comment no. 9.

15.	Comment: In the disclosure regarding “Management Risk,” it states that the Fund may not fully replicate its index. The summary section risk disclosure indicates that the Fund will follow a representative sampling strategy. Please address this inconsistency.

Response: The Registrant has reviewed the disclosure and does not believe that there is an inconsistency. Nevertheless, the disclosure regarding Management Risk has been revised as follows:

“NTI uses a representative sampling strategy. The Fund may not fully replicate its Underlying Index and may hold securities not included in its Underlying Index.”

Description of Fund Management (Both Funds)

16.	Comment: In the last paragraph, please indicate the period covered by the relevant annual or semi-annual report to shareholders. See Item 10(a)(i)(iii) of Form N-1A.

Response: The disclosure has been revised as follows:

“A discussion regarding the Board of Trustees’ basis for its approval of the Fund’s advisory agreement will be available in the Fund’s annual report for the fiscal year ending October 31.”

Summary Section - Principal Investment Strategies (Corporate Bond Fund)

17.	Comment: Please clarify whether the Underlying Index and/or the Fund will invest in U.S.-dollar denominated bonds of foreign issuers. If so, please indicate the amount that may be invested in such securities including a related risk factor. Disclosure in the SAI indicates that an issuer eligible for inclusion in the index must have an active listing on one of the global exchanges.

Response: The Underlying Index may be comprised of, and the Fund may invest in US-dollar denominated bonds of foreign issuers. The index methodology does not specify an amount. As of August 24, 2015, non-U.S. issuers comprised 9.54% of the Underlying Index. Related risk disclosure has been added to the Fund’s Prospectus.

18.

Comment: The description of the Underlying Index’s methodology and inclusion criteria is confusing and uses industry jargon and complex terms. Please use plain English disclosure with respect to the following as appropriate. Please consider describing the Underlying Index using a format similar to the disclosure used for the FlexShares US Quality Large Cap Index Fund. For example, please include only a brief description of the parent index followed by a summary of the methodology and inclusion criteria of the Underlying Index. Investors may be confused by the discussion of the inclusion criteria for both the Parent Index and that of the Underlying Index. We note that more information is disclosed concerning the inclusion criteria for the Parent Index rather than the Underlying Index. Please review the following terms for plain English: risk-adjusted basis, yield return, offered pursuant to Rule 144A with registration rights. If significant, please consider disclosing what types of instruments or securities are excluded from the Underlying Index.

Response: The Registrant has reviewed the disclosure regarding the Underlying Index and its Parent Index and revised and clarified as appropriate. In this regard, the Registrant notes that in light of the complexity of the Fund’s Underlying Index, it is not possible to provide accurate and complete disclosure regarding the Underlying Index without also using some technical terms.

19.	Comment: Please consider providing disclosure indicating the dollar amount of outstanding principal that a bond must have to be included in the Underlying Index.

Response: The disclosure currently states that “[i]n order to be eligible for inclusion in the Underlying Index, a bond must have $500 million or greater outstanding principal at the time of rebalance.” The disclosure has been revised to clarify that a bond must have $500 million of outstanding principal at the time of Index reconstitution.

20.	Comment: Please consider providing the expected effective duration or average weighted maturity of the securities in the Underlying Index or the Fund as appropriate. Such information will provide investor with information concerning the risk profile of the Fund given the relationship between such measures and the fund’s interest rate sensitivity.

Response: The Registrant does not believe that including information regarding the expected effective duration or average weighted maturity in the Prospectus will be helpful to an investor because those metrics will vary. The Underlying Index methodology does not target a specific duration or weighted maturity. Although bonds must have a remaining time to maturity of at least 10 years to be included in the Underlying Index, there is no limit on the maximum remaining time to maturity. The Registrant notes that there is disclosure in the Prospectus regarding the relationship between a bond’s maturity and interest rate sensitivity.

Summary Section - Principal Risks (Corporate Bond Fund)

21.	Comment: Please consider a separate paragraph on financial sector risk or any other sector in which the Fund may concentrate. Separate paragraphs may assist investors in identifying the principal risks associated with the Fund.

Response: The disclosure has been revised as appropriate.

22.

Comment: In the paragraph on Credit Risk, please restate this disclosure in plain English. In addition, please supplementally explain to the staff why the Underlying Index or the Fund might not be comprised of bonds of companies that have historically exhibited higher credit quality and low risk of default given the initial screening and factor methodology used by the Underlying Index. Please consider including an appropriate risk factor relating to this statement (e.g., index risk).

Response: The Registrant has reviewed the disclosure in the paragraph on Credit Risk and revised as appropriate. The Fund’s Underlying Index is designed to measure a portfolio of bonds of companies with higher credit quality and low risk of default relative to the Parent Index. The Index Provider follows a rules-based methodology to select and calculate optimal weights for securities in the Underlying Index based on liquidity and security issuers’ fundamental factors. The Underlying Index relies on various sources of information regarding an issuer’s fundamental factors, including information that may be based on assumptions and estimates. The Underlying Index’s calculation methodology or sources of information may provide an inaccurate assessment of an issuer of securities included in the Underlying Index. Appropriate risk disclosure has been added.

Statement of Additional Information

Cover page (Both Funds)

25.	Comment: Please state whether information has been incorporated by reference into the SAI. See Item 14(3)(iii) of Form N-1A.

Response: Since the Fund has not yet commenced operations, no information has been incorporated by reference into the SAI. The Registrant believes no additional disclosure is necessary.

Additional Investment Information - Investment Objective, Strategies and Risks (Large Cap Fund)

26.	Comment: The Fund’s Underlying Index is an equity index. The disclosure indicates duration, maturity and yield are fundamental characteristics of securities similar to those included in the Underlying Index. Such characteristics are typical of debt securities. Please address this inconsistency and revise the disclosure as appropriate.

Response: The disclosure has been revised as follows:

“ . . . fundamental characteristics (such as return variability, earnings valuation and yield) . . .”

Additional Investment Information - The Index (Large Cap Fund)

27.	Comment: Please provide the Staff with the disclosure about the index omitted from the SAI as soon as practicable prior to effectiveness.

Response: A description of the Underlying Index that was omitted from the SAI was emailed to you and also is included at Appendix A.

Additional Investment Information - Investment Restrictions (Both Funds)

28.	Comment: In the parenthetical with respect to Fundamental Investment Restriction No. 5, please add “Fundamental Investment Restriction No. 5.” Please consider including “with respect to Borrowing” after the next disclosure.

Response: The disclosure has been revised as requested.

29.	Comment: Please also revise the disclosure in the SAI to indicate that the 15% limitation on investment in illiquid securities applies at time of investment and continues thereafter. Please include disclosure describing the procedures to be taken by the Fund to monitor the Fund’s investments in illiquid securities.

Response: The following disclosure has been added:

“In the event that a subsequent change in net assets or other circumstances cause the Fund to exceed this limitation, the Fund will take steps to bring the aggregate amount of liquid securities within the limitations as soon as reasonably practicable. . . This practice could increase the level of illiquidity for Rule 144A Securities during any period that qualified institutional buyers become uninterested in purchasing these securities. Under guidelines approved by the Trust’s Board of Trustees, the Investment Adviser monitors the liquidity of such securities and may consider a number of factors set forth in the guidelines to determine whether an adequate trading market exists.”

Additional Investment Information - Portfolio Holdings (Both Funds)

30.	Comment: In the third paragraph, please clarify whether the entities and their employees who are subject only to a duty of confidentiality are also subject to a prohibition on trading on non-public portfolio holdings information. Please disclose any procedures used by the Fund to monitor the use of non-public portfolio holdings information. See Item 16 (f)(1) of Form N-1A.

Response: The disclosure currently states that: “Third-party recipients will be required to keep all portfolio holdings information confidential and prohibited from trading on the information they receive.” The Registrant believes that no additional disclosures are required by Item 16(f)(1) of Form N-1A because a description of the procedures used by the Fund to monitor the use of non-public portfolio holdings information is included in the SAI.

31.	Comment: In the last sentence of the last full paragraph on pg. 11, the disclosure indicates that certain broker-dealers may be provided with portfolio holdings information in connection with portfolio securities trading information sought by the Fund. Please supplementally address the following issues: (1) please state whether such portfolio holdings information is non-public at the time it is provided to the relevant broker-dealers and if so, please explain to the Staff why such non-public information is provided to broker-dealers in exchange for portfolio securities trading information; and (2) please describe the “reasonable precautions” taken by the Fund to avoid potential misuse of the information disclosed to the broker-dealers.

Response: The last two sentences of the last full paragraph on page 11 have been removed.

Management of the Trust (Both Funds)

32.	Comment: Please consider enhancing the disclosure with respect to the information that shareholders should supply with respect to board nominee (e.g., nominee qualifications) in the disclosure regarding the Governance Committee. See Item 17(b)(2)(iv) of Form N-1A.

Response: The disclosure has been revised as follows:

“In filling Board vacancies, the Governance Committee will consider nominees recommended by shareholders. Nominee recommendations (accompanied by resumes) should be submitted to the Trust at its mailing address stated in the Fund’s Prospectus and should be directed to the attention of the FlexShares Trust Governance Committee, care of the Secretary of the Trust. The Governance Committee has not established specific qualifications that it believes must be met by a nominee. In evaluating nominees, the Governance Committee considers, among other things, candidates’ qualifications for Board membership and their independence from management and principal service providers. Persons selected must be independent in terms of both the letter and the spirit of the Investment Company Act of 1940 and the Rules and Regulations under the Act. The Committee will consider the effect of any relationships beyond those delineated in the 1940 Act that might impair independence, such as business, financial or family relationships with managers or service providers of the Trust. The Committee also considers whether the individual’s background, skills, and experience will complement the background, skills, and experience of other Trustees and will contribute to the Board’s diversity.”

33.	Comment: Please disclose for each independent trustee and the trustee’s immediate family members, the amount of stock owned beneficially or of record in the Northern Trust Corporation. See Item 17(b)(5)(ii) of Form N-1A.

Response: The independent trustees and their immediate family members do not own beneficially or of record any stock in the Northern Trust Corporation. The Registrant does not believe additional disclosure is required.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

Copy to:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy

Appendix A

Northern Trust Quality Large Cap IndexSM

NUMBER OF COMPONENTS: APPROXIMATELY 120

Inception Date: July 31, 2015

INDEX DESCRIPTION. The Northern Trust Quality Large Cap Index is designed to measure the performance of a universe of large capitalization securities which demonstrate characteristics of better quality1, attractive valuation2 and positive momentum3.

Eligible Securities

In order to be eligible for inclusion in the Northern Trust Quality Large Cap Index, a security must be a top 600 corporation, as measured by largest float adjusted market capitalization, within the Northern Trust 1250 Index at the time of the annual reconstitution in August.

Methodology

The construction of the Index begins with a universe of eligible securities (defined in “Eligible Securities” section). Eligible constituent weights are then optimized to maximize exposure to quality, as defined by a proprietary scoring model, value and momentum.

The main objective of the optimization is to maximize exposure to the composite of factors (quality score + value + momentum) while minimizing the overall risk of the index relative to the eligible universe, as measured by standard risk models. In addition to the main objective, the optimization seeks to manage systematic risk utilizing several constraints.

Rebalancing and Reconstitution

The Northern Trust Quality Large Cap Index is reconstituted quarterly (i.e., in February, May, August, and November) and adjusted intra-period only in connection with errors, securities’ eligibility, exchange connectivity, float changes and corporate actions, including, but not limited to, initial public offerings and spin-offs.

The index’s reconstitution occurs quarterly on the last business day of the month on which the U.S. equity markets are open for a full day of trading and becomes effective immediately after the close on such day. The Northern Trust Quality Large Cap Index reserves the right to postpone each reconstitution date for up to one week with prior public notice of such a postponement.

All changes to constituents and weightings will be announced to the public at least two (2) days prior to reconstitution or rebalancing and with definitive weights after the close of the reconstitution or rebalancing date and before the following day’s market opening.

A-1

[1]	This factor seeks to identify companies that exhibit financial strength and stability relative to the market, a characteristic which the index provider defines as quality.
[2]	The value factor is defined as the current worth of a company relative to its own historical value, book value, or valuation versus peers. Commonly used valuation metrics include: book-to-market value, price-to-earnings ratios, and enterprise value to earnings before interest, taxes, depreciation and amortization. The optimization sequence seeks to maximize exposure to securities trading at lower valuations.
[3]	The momentum factor reflects market sentiment defined as the slope of a stock’s price or other commonly used metrics measured over time. The optimization sequence seeks to maximize exposure to securities with positive momentum.

A-2

FLEXSHARES TRUST

50 South LaSalle Street

Chicago, Illinois 60603

September 3, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Keith Gregory

Re:	FlexShares® Trust (the “Trust”)

Post-Effective Amendment Nos. 54 and 55 to Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Mr. Gregory:

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment Nos. 54 and 55 to the Trust’s Registration Statement on Form N-1A (“”Amendments”). The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Amendments may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Amendments 54 and 55. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

FlexShares Trust

By:	/s/ Peter K. Ewing
Peter K. Ewing
Vice President